SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Rio de Janeiro – August 15, 2011 – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Consolidated net income totaled R$10,942 million in 2Q-2011 and R$21,928 million in 1H-2011.
First-half EBITDA of R$32,233 million was 4% higher than in the first six months of 2010.

Main Highlights

R$ million
2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11		2011	2010	2010
			(%)				(%)

10,985	10,942	8,295		Consolidated net income attributable to Petrobras shareholders	21,928	16,021	37
2,627	2,598	2,587	(1)	Total oil and natural gas production (th. barrel/day)	2,613	2,568	2
16,093	16,139	15,927		EBITDA	32,233	31,003	4
402,487	328,245	256,675	(18)	Market capitalization (parent company)	328,245	256,675	28

  Announcement of the 2011-2015 Business Plan, with investments of US$224.7 billion (R$389 billion), mostly allocated to Exploration & Production, especially in the pre-salt areas;

  The Lula Pilot project reaffirms the enormous productivity of the pre-salt discoveries. Output from the corresponding well averaged 36,322 boed (oil and natural gas) in May – the Company’s highest ever production from a single well;

  Three new extended well tests were implemented in the northeast of the Lula field, in the Aruanã field in the post-salt area of the Campos Basin and in the Brava region (connected to the P-27 platform);

  Domestic oil product sales volume increased by 8% in 2Q-2011;

  In 1H-2011, Petrobras paid R$4,827 million in interest on equity and R$1,565 million in dividends to its shareholders. On June 30, the Company provisioned the second interest on equity installment, totaling R$2,609 million, equivalent to R$0.20 per share (gross);

  Moody’s upgraded Petrobras’ foreign-currency risk rating from Baa1 to A3. The upgrade also applied to debt of the Company’s subsidiaries guaranteed by Petrobras.

www.Petrobrás.com.br/ri
For further information: PETRÓLEO BRASILEIRO S. A. – PETROBRÁS
Investor Relations I E-mail: petroinvest@Petrobrás.com.br / acionistas@Petrobrás.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Index: Financial Performance Operating Performance Financial Statements Appendices	3 6 17 27

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented here.

Dear shareholders and investors,

We are pleased to announce our results for the first half of 2011, in which we posted record net income of R$ 21.9 billion, 37% higher than in the same period last year, accompanied by a 4% increase in cash flow (measured by EBITDA) to R$ 32.2 billion.

During the second quarter, we announced important discoveries in the Gávea exploratory well, the pre-salt areas of the Campos Basin and the cretaceous reservoirs in the Espírito Santo Basin. The ongoing exploratory operations in the pre-salt area of the Santos Basin also brought encouraging results, reinforcing the excellent productivity experienced with the the Lula Pilot and the extended well test in Guará. The first Lula Pilot well was responsible for the highest ever output from a single Petrobras well (more than 36,000 boe in May).

We initiated three new extended well tests in the second quarter: Lula Nordeste (Santos Basin), whose data will contribute to the study of that area’s definitive system; Aruanã (Campos Basin post-salt area), which will last for approximately six months; and Brava (Marlim pre-salt field), whose duration is estimated at two years and whose data will provide input for the area’s definitive production development project. Together, these systems will contribute up to 32,000 bpd in this phase.

In relation to Refining, Transportation & Marketing, we used 92% of our nominal refining capacity and our installed primary processing capacity exceeded 2 million bpd. We continued to invest heavily in expansion and quality improvements, which will allow us to increase production of oil products required by the Brazilian market. The expansion of our refineries will ensure that we are equipped to meet the growth in domestic demand, which climbed by 9% this quarter over the same period last year.

Following ample analysis, in July we published our 2011-2015 Business Plan, with total investments of US$ 224.7 billion, virtually identical to the figure in the previous period. Essentially the plan calls for higher investments in exploration and production (with an emphasis on the pre-salt discoveries and, for the first time, the Transfer of Rights); the expansion, improvement and modernization of refining facilities, most of which scheduled for conclusion by the end of 2014; continuing investments in the gas, energy and fertilizer chain; and increased production of ethanol and biofuels. Certain assets will also be divested, as part of our ongoing effort to improve our returns on capital. And we are committed no additionally equity issuance in the period, as well as maintaining our investment-grade status conferred by the leading rating agencies.

We do not expect the uncertainty of the global economic scenario to have an adverse impact upon our plans. The company’s integration in Brazil, with our access to abundant and economically viable reserves directly adjacent to a growing market, provides stable and robust cash flow. The recent Moody’s upgrade of our foreign-currency debt rating to A3, based on the strength of our financial ratios and cash flow generation in relation to our plan, reaffirms this outlook.

In July, the Board of Directors approved the second interest on equity installment to our shareholders. The total amount is R$ 2,609 million, equivalent to R$ 0.20 per share, to be paid until the end of October.

We believe our positive results are an accurate reflection of our entrepreneurial spirit and confirm our capacity for transforming challenges into achievements. We will continue to invest in order to reach our goals, working harder every day to grow and exceed our limits. These fundamentals, together with the profitable projects we are continuing to develop, will generate higher returns for our investors and shareholders, while continually increasing our strength as a company.

Main Items and Consolidated Economic Indicators

R$ million
2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11		2011	2010	2010
			(%)				(%)

54,800	61,469	53,631	12	Revenue from sales	116,269	104,043	12
20,204	20,243	19,387	-	Gross profit	40,447	38,697	5
12,536	12,047	12,303	(4)	Income before financial results, participations and taxes	24,584	23,920	3
2,022	2,895	(630)	43	Net financial result	4,918	(1,331)	-
10,985	10,942	8,295	-	Net income attributable to Petrobras shareholders	21,928	16,021	37
0.84	0.84	0.95	-	Earnings per share[1]	1.68	1.83	(8)

				Net Result by business area
9,327	10,593	7,649	14	. Exploration & Production	19,920	14,961	33
(95)	(2,280)	(108)	-	. Refining, Transportation & Marketing	(2,375)	1,008	-
515	747	349	45	. Gas & Power	1,262	672	88
(13)	(37)	(18)	185	. Biofuels	(50)	(40)	25
369	221	268	(40)	. Distribution	590	630	(6)
843	615	533	(27)	. International	1,458	980	49
880	1,252	(902)	42	. Corporate	2,132	(2,140)	-

15,871	16,133	20,348	2	Consolidated investments	32,004	38,101	(16)

37	33	36	(11)	Gross margin (%)	35	37	(2)
23	20	23	(13)	Operating margin (%) [2]	21	23	(2)
20	18	15	(10)	Net margin (%)	19	15	4
16,093	16,139	15,927	-	EBITDA – R$ million [3]	32,233	31,003	4

104.97	117.36	78.30	12	Brent (US$/bbl)	111.16	77.27	44
1.67	1.60	1.79	(4)	US Dollar average sell price (R$)	1.63	1.80	(9)
1.63	1.56	1.80	(4)	US Dollar final sell price (R$)	1.56	1.80	(13)

				Average price indicators
163.72	167.15	158.72	2	Average Oil Products Realization Prices (R$/bbl)	165.51	158.20	5
				Sale price - Brazil
94.04	108.97	73.79	16	. Oil (US$/bbl) [4]	101.49	73.35	38
8.83	11.47	19.73	30	. Natural gas (US$/bbl) [5]	10.28	17.26	(40)
				Sale price - International
87.39	91.09	66.20	4	. Oil (US$/bbl)	89.08	64.24	39
16.36	15.32	14.82	(6)	. Natural gas (US$/bbl)	15.84	14.82	7

1Earnings per share based on the weighted average of the number of share.
2 Calculated based on operating income before financial result, profit sharing and taxes.
3 Operating income before financial result, equity balance and depreciation/amortization.
4 Average of exports and domestic transfer prices from E&P to Refining, Transportation & Marketing.
5 Domestic oil transfer price from E&P to Gas & Power.

2Q-2011 x 1Q-2011:

Gross profit

Gross profit6 totaled R$ 20,243 million, very close to the 1Q-2011 figure (R$20,204 million) chiefly due to:

• Sales revenue of R$61,469 million, 12% up on 1Q-2011 (R$54,800 million), due to:

• Higher prices of oil exports and products sold on the domestic market whose prices are pegged to international prices;
• Increase of 8% in total of oil product volume, led by naphtha (12%), gasoline (10%), diesel (9%) and LPG (9%).

• An increase of 19% in the cost of goods sold (R$41,226 million in 2Q-2011 versus R$34,596 million in 1Q-2011), due to:

• The upturn in oil product imports (volume effect), particularly diesel and gasoline, to meet greater seasonal demand in the domestic market;
• Higher expenses from the government take on oil production (9%), reflecting the increase in international oil prices (Brent +12%);
• The 15% and 10% increase in exploration costs, in Brazil, in U.S. dollars and Reais, respectively, due to the greater number of well interventions in blocks such as Marlim, Espadarte and Albacora fields.

Net Income

• Net income totaled R$10,942 million, also very close to the 1Q-2011 figure (R$10,985 million), reflecting:

• The 7% increase in expenses (R$528 million), due to higher SG&A expenses (R$220 million) and prospecting and exploration expenses (R$257 million), as well as provisions for adjusting inventories to market value (R$119 million);
• The improved financial result (R$873 million), due to higher foreign exchange gains on dollar-denominated debt and improved returns from financial investments.

Cash and Cash Equivalents, Investments and Debt

• Net cash from operating activities came to R$14,248 million, 10% up on 1Q-2011, influenced by increased oil sales and prices. Petrobras closed 2Q11 with cash of R$34,673 million and federal bonds (maturing in more than 90 days) of R$24,788 million, giving a total of R$59,461 million.

• Second-quarter investments totaled R$16,133 million, 46% of which allocated to Exploration & Production.

6 For further details, see Appendix 2.

1H-2011 x 1H-2010.

Gross profit

Gross profit7 totaled R$40,447 million in 1H-2011, 5% up on 1H-2010 (R$38,697 million), thanks to:

• Sales revenue of R$116,269 million, 12% more than in 1H-2010 (R$104,043 million), basically due to:

• Higher international crude and oil product prices (Brent +44%), reflected in the price of exports, international sales and oil products sold in the domestic market whose prices are pegged to international prices;
• Increased domestic demand (8%), particularly for gasoline (17%), whose prices were more competitive than those of ethanol, diesel (9%), and jet fuel (17%).

• COGS increased by 16% (R$10,476 million) over 1H-2010, due to:

• The impact of higher volumes and international prices on crude and oil product imports;
• The increase in the government take due to the 44% upturn in the price of Brent crude;
• The 28% and 16% increase in exploration costs in Brazil in U.S. dollars and Reais, respectively, due to the greater number of well interventions in fields such as Marlim, Marlim Sul and Marlim Leste.

Net Income

• Net income totaled R$21,928 million, 37% higher than in 1H-2010 (R$16,021 million), reflecting:

• The improved financial result (R$6,249 million), due to the impact of the 6.3% appreciation of the Real against the U.S. dollar on debt, and increased returns from financial investments due to higher cash and cash equivalents and the upturn in the country’s interest rates;
• Higher equity results of non-consolidated companies (R$852 million), especially from the petrochemical sector;
• Higher tax benefits (R$580 million), due to the provisioning of interest on equity.

These effects were partially offset by:

• The increase in prospecting and exploration expenses (R$512 million), due to more write-offs of dry or economically unviable wells;
• Higher administrative expenses (R$448 million), fueled by the upturn in personnel expenses, in turn caused by the expansion of the workforce, training and workforce skills improvement.

Cash and Cash Equivalents, Investments and Debt

• Net cash from operating activities amounted to R$27,172 million in 1H-2011, 18% up year-on-year, reflecting higher output, increased sales and more favorable crude and oil product prices;

• The Company invested R$32,004 million in 1H-2011, 46% of which in Exploration & Production;

• Petrobras has maintained its leverage at 17%, considerably lower than established limit of 35%;

• Net debt in 1H-2011 came to R$68,837 million.

7 For further details, see Appendix 3.

RESULTS BY BUSINESS AREA

Petrobras operates in an integrated manner, with the greater part of oil and gas production in the exploration and production area being transferred to other Company areas.

When reporting results per business area, transactions with third parties and transfers between business areas are valued in accordance with the internal transfer prices established between the various areas and assessment methodologies based on market parameters.

EXPLORATION AND PRODUCTION (E&P)
2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Net income	2011	2010	2010
			(%)				(%)
9,327	10,593	7,649	14		19,920	14,961	33

(2Q-2011 x 1Q-2011): The upturn in net income was caused by the increase in the domestic oil sale/transfer price (16% in US$/bbl), partially offset by the higher government take.

The spread between the average domestic oil sale/transfer price and the average Brent price fell from US$10.93/bbl in 1Q-2011 to US$8.39/bbl in 2Q-2011.

(1H-2011 x 1H-2010): The increase in net income reflected higher domestic oil prices (38% in US$/bbl) and the 2% upturn in oil and LNG production.

These factors were partially offset by the higher government take and the upturn in exploration costs (R$491 million), due to geological and geophysical expenses and the write-off of dry or economically unviable wells.

The spread between the average domestic oil sale/transfer price and the average Brent price climbed from US$3.92/bbl in 2010 to US$9.67/bbl in 2011.

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Domestic production (th. barrels/day) (*)	2011	2010	2010
			(%)				(%)

2,044	2,018	2,010	(1)	Oil and NGL	2,031	1,998	2
341	354	331	4	Natural gas [8]	348	324	7
2,385	2,372	2,341	(1)	Total	2,379	2,322	2

(2Q-2011 x 1Q-2011): Oil and LNG production remained flat over 1Q-2011, as the natural decline in the mature fields was offset by higher output from the  Cachalote/Baleia Franca, Jubarte, Peroá, Piloto de Lula, Uruguá/Tambaú and Mexilhão fields and the extended well test (EWT) in the Lula Nordeste field.

(1H-2011 x 1H-2010): Higher output in the Marlim Leste, Cachalote/Baleia Franca, Jubarte and Piloto de Lula fields and the EWTs in Tiro, Sidon, Guará, Lula Nordeste and Aruanã more than offset the natural decline in the remaining fields.

(*) Unaudited by Independent Auditors.
8 Excludes liquefied gas and includes re-injected gas.

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Lifting cost - country (*)	2011	2010	2010
			(%)				(%)
				US$/barrel:
11.38	13.12	9.79	15	• • without government take	12.26	9.60	28
30.48	35.00	24.50	15	• • with government take	32.75	24.12	36

				R$/barrel:
19.00	20.93	17.54	10	• • without government take	19.97	17.25	16
50.66	55.14	43.91	9	• • with government take	52.91	43.87	21

Lifting Cost Excluding Government Take – US$/barrel

(2Q-2011 x 1Q-2011): Excluding the exchange variation, lifting costs increased by 10% over 1Q-2011 due to the greater number of well interventions in the Marlim, Espadarte and Albacora fields.

(1H-2011 x 1H-2010): Excluding the exchange variation, lifting costs climbed by 20% over 1H-2010 due to the increased number of well interventions in the Marlim, Marlim Sul and Marlim Leste fields and preventive maintenance in the Marlim and Jubarte fields, as well as the pay rise following the 2010/2011 collective bargaining agreement, partially offset by the 2% upturn in production.

Lifting Cost Including Government Take – US$/barrel

(2Q-2011 x 1Q-2011): Excluding the exchange variation, lifting costs increased by 13%, due to the higher average reference price for local oil.(*)	(1H-2011 x 1H-2010): Excluding the exchange variation, the lifting cost increased by 32%, due to the higher average reference price for local oil.

(*) Unaudited by Independent Auditors.

REFINING, TRANSPORTATION & MARKETING

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Net income	2011	2010	2010
			(%)				(%)

(95)	(2,280)	(108)	2,300		(2,375)	1,008	(336)

(2Q-2011 x 1Q-2011): The results reflected higher oil acquisition/transfer and oil product import costs (Brent, up by 12% in US$/bbl). These factors partially offset by higher export prices and the upturn to domestic price of those oil products whose prices are pegged to international prices.

(1H-2011 x 1H-2010): The results reflected higher oil acquisition/transfer and oil product import costs (Brent, up by 44% in US$/bbl)

These factors were partially offset by increased export prices and the upturn in the domestic price of those oil products whose prices are pegged to international prices, as well as higher equity results of non-consolidated companies from petrochemical companies (R$ 671 million), due to increased sales volume and the impact of the foreign exchange gains on debt.

2nd quarter					First half
			2Q11 X	Imports and exports of			2011 X
1Q-2011	2011	2010	1Q11	crude oil and oil products (th. barrels/day) (*)	2011	2010	2010
			(%)				(%)

405	347	330	(14)	Crude oil imports	376	339	11
279	374	289	34	Oil product imports	326	281	16
684	721	619	5	Crude oil and oil product imports	702	620	13
436	486	561	11	Crude oil exports [9]	461	558	(17)
210	213	216	1	Oil product exports	211	204	3
646	699	777	8	Crude oil and oil product exports [10]	672	762	(12)
(38)	(22)	158	(42)	Net crude oil and oil product exports (imports)	(30)	142	(121)

(2Q-2011 x 1Q-2011): Increase in oil product imports, especially diesel, reflecting the upturn in economic activity, and gasoline, since its price was more competitive than that of ethanol.

The increase in crude exports reflected the weak comparative base provided by 1Q-2011, when exports fell due to the need to replenish inventories.

(1H-2011 x 1H-2010): Higher oil product imports, especially diesel, reflecting the upturn in economic activity, and crude, in order to mitigate the production of fuel oil and gasoil, due to the scheduled stoppage in the heavy oil product pipeline.

Lower crude exports, due to the need to build up inventories in the first months of 2011, and higher oil exports in 1H-2010, reflecting increased availability due to the scheduled stoppage in Replan, which inflated the comparative base.

(*) Unaudited by Independent Auditors.
9 Includes oil exports by the Refining, Transportation & Marketing and Exploration & Production business areas.
10 Includes ongoing exports.

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Oil product output (th. barrels/day) (*)	2011	2010	2010
			(%)				(%)

1,877	1,869	1,807		Oil product output	1,873	1,786	5
2,007	2,007	1,942		Primary installed processing capacity [11]	2,007	1,942	3
92	92	91		Installed capacity use (%)	92	90	2
1,852	1,837	1,760	(1)	Processed feedstock - Brazil (th. barrels/day) (*)	1,845	1,749	5
82	81	81	(1)	Domestic crude as % of total processed feedstock	81	81

(2Q-2011 x 1Q-2011): Processed feedstock remained stable over the previous quarter.	(1H-2011 x 1H-2010): Daily processed feedstock moved up by 5%, reflecting the reduction in scheduled stoppages in the distillation units.

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Refining Cost – Domestic (*)	2011	2010	2010
			(%)				(%)

4.53	5.48	3.93	21	Refining cost (US$/barrel)	5.01	3.79	32

7.57	8.78	7.03	16	Refining cost (R$/barrel)	8.18	6.78	21

(2Q-2011 x 1Q-2011): Excluding the exchange variation effect, refining costs increased by 17%, due to higher expenses with scheduled stoppages, third-party services and materials.[11]

(1H-2011 x 1H-2010): Excluding the exchange variation effect, refining costs increased by 22% over 1H-2010, due to higher expenses from scheduled stoppages, materials and maintenance, as well as higher personnel expenses, due to the 2010/2011 collective bargaining agreement.

11 According to the ownership recognized by the ANP.

GAS & POWER
2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Net income	2011	2010	2010
			(%)				(%)

515	747	349	45		1,262	672	88

(2Q-2011 x 1Q-2011): The increase in net income was due to higher demand from industry, sustained by the upturn in domestic gas output, as well as the improved margins from energy sales, thanks to the generation of thermal power for export (which did not occur in 1Q-2011), whose margins are higher than those of the local market.

These effects were partially offset by lower electricity output, due to the recovery in hydropower plant reservoir volumes.

(1H-2011 x 1H-2010): The annual improvement was due to the following factors:

• Higher natural gas sales, accompanying industrial growth and greater demand for power generation;

• The reduction in domestic natural gas acquisition/transfer costs, accompanying the behavior of international prices and the appreciation of the Real against the U.S. dollar;

• Increased fixed revenue from energy auctions (regulated market) due to the operational start-up of two new thermal plants;

• Increased fertilizer sales, reflecting improved demand and higher agriculture commodity prices;

• The recognition of impairment losses in 1H-2010 (R$80 million);

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Physical and financial indicators (*)	2011	2010	2010
			(%)				(%)
168	162	168	(4)	Gas imports (th. barrels/day)	165	160	3
2,037	2,008	1,973	(1)	Electricity sales (agreements) - average MW	1,991	2,142	(7)
773	626	881	(19)	Electricity generation - average MW	699	669	4
33	20	41	(39)	Difference settlement price (PLD) - R$/MWh [12]	27	30	(10)

(2Q-2011 x 1Q-2011): The 4% reduction in Bolivian gas imports was driven by increased supply and the higher utilization of Brazilian gas.

Electricity sales volume remained virtually flat, reflecting the optimization of spot market trading.

The 19% reduction in power generation was caused by lower dispatch by the ONS (National System Operator) due to higher water levels in 2Q-2011.

The 39% decline in the difference settlement price reflected the high reservoir levels.

(1H-2011 x 1H-2010): The 3% increase in Bolivian gas imports was due to higher industrial consumption.

The reduction in electricity sales was due to reduced availability in the free market since part of this energy was routed to the regulated market (energy auctions).

The 4% higher energy output was caused by increased dispatch by the ONS.

The 10% reduction in the difference settlement price reflected the heavier rainfall in 2011.

(*) Unaudited by Independent Auditors.
12 PLD – weekly prices weighted by load level (light, medium and heavy), number of hours and sub-market capacity.

BIOFUEL

Biodiesel operations are still being consolidated in Brazil, and current sales volume and auction price levels do not yet permit wider operating margins.

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Net income	2011	2010	2010
			(%)				(%)

(13)	(37)	(18)	185		(50)	(40)	25

(2Q-2011 x 1Q-2011): The net loss was chiefly due to the lower average biodiesel sale price and the seasonality of the ethanol sector.	(1H-2011 x 1H-2010): The improved profitability of ethanol was offset by higher biodiesel raw material acquisition and transportation costs and increased higher operating expenses.

DISTRIBUTION

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Net income	2011	2010	2010
			(%)				(%)

369	221	268	(40)		590	630	(6)

(2Q-2011 x 1Q-2011): The reduction in net income was due to narrower sales margins, partially offset by the 6% increase in sales volume.

(1H-2011 x 1H-2010): The increase in gross profit (R$88 million), due to the 7% upturn in sales volume, despite the reduction in sales margins, was offset by the increase in selling expenses with services, provisions for doubtful debts and personnel.

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11		2011	2010	2010
			(%)				(%)

38.9%	39.0%	38.0%		Market Share (*)	39.0%	38.7%	1

(*) Unaudited by Independent Auditors.

INTERNATIONAL MARKET

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Net income	2011	2010	2010
			(%)				(%)

843	615	533	(27)		1,458	980	49

(2Q-2011 x 1Q-2011): The reduction in net income was chiefly due to lower output in Nigeria, partially offset by the reduction in expenses which were higher in 1Q-2011 due to the devolution of operations in Ecuador (R$82 million).

(1H-2011 x 1H-2010): The improvement in net income was caused by higher international commodity prices in 2011, which pushed up gross profit (R$407 million).

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	International Production (th. barrels/day) 13 (*)	2011	2010	2010
			(%)				(%)

				Consolidated international production
140	124	146	(11)	Oil and LNG	132	144	(8)
93	94	92	1	Natural gas	94	94	-
233	218	238	(6)	Total	226	238	(5)
9	8	8	(11)	Non consolidated internacional production	8	8	-
242	226	246	(7)	Total international production	234	246	(5)

(2Q-2011 x 1Q-2011): Oil and LNG production fell, especially in the Agbami field in Nigeria, due to the lower production quota allocated to Petrobras and the initial collection of tax oil (government take paid in oil) in March.

(1H-2011 x 1H-2010): Oil and LNG production fell, especially in the Agbami field in Nigeria, due to the initial collection of tax oil in March, together with the termination of agreements in Ecuador.

(*) Unaudited by Independent Auditors.
13 Some countries that contribute to international output, such as Nigeria and Angola, operate under the shared production regime through which the government take is paid in oil.

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Lifting Cost - International (US$/barrel) (*)	2011	2010	2010
			(%)				(%)

5.65	7.31	5.48[14]	29		6.48	5.30[15]	22

(2Q-2011 x 1Q-2011): Higher expenses in Argentina due to the increase in the price of third-party services and the higher number of well interventions, together with higher insurance and transportation costs in Nigeria.

(1H-2011 x 1H-2010): Increase in expenses with third-party services and materials in Argentina, due to contractual price adjustments and the higher volume of well intervention services.

2nd quarter					First half
			2Q11 X	Oil Product Output - International (*) (th. barrels/day)			2011 X
1Q-2011	2011	2010	1Q11		2011	2010	2010
			(%)				(%)

198	181	194	(9)	Processed feedstock	190	203	(6)
212	194	208	(8)	Oil product output	203	216	(6)
281	231	281	(18)	Primary installed processing capacity	231	281	(18)
66	68	63	3	Installed capacity use (%)	67	68	(1)

(2Q-2011 x 1Q-2011): Lower processed feedstock due to the sale of the San Lorenzo refinery in Argentina.

(1H-2011 x 1H-2010): Reduction in processed feedstock due to the sale of the San Lorenzo refinery in Argentina, together with the scheduled stoppage, in the fluid catalytic cracking unit in the USA between March and May 2011.

2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11	Refining Cost – International (US$/barrel) (*)	2011	2010	2010
			(%)				(%)

4.81	5.70	3.68	19		5.24	3.49	50

(2Q-2011 x 1Q-2011): Higher maintenance expenses in the Pasadena refinery in the USA due to the scheduled stoppage between March and May 2011 and the reduction in processed feedstock.

(1H-2011 x 1H-2010): Refinery costs increased in the USA due to expenses from the scheduled stoppage in the fluid catalytic cracking unit between March and May 2011 and the reduction in processed feedstock.

(*) Unaudited by Independent Auditors.
14 Revised lifting cost in the Nigerian unit.
15 Revised lifting cost in the units in Nigeria and Angola.

Sales Volume – thousand barrels/day (*)
2nd quarter					First half
			2Q11 X				2011 X
1Q-2011	2011	2010	1Q11		2011	2010	2010
			(%)				(%)
796	871	802	9	Diesel	834	768	9
439	481	374	10	Gasoline	460	392	17
84	81	101	(4)	Fuel Oil	83	102	(19)
153	172	176	12	Naphtha	162	162	-
208	227	221	9	LPG	218	212	3
99	98	85	(1)	Jet fuel	98	84	17
189	188	139	(1)	Other	188	154	22
1,968	2,118	1,898	8	Total oil products	2,043	1,874	9
85	82	93	(4)	Alcohols, renewable nitrogen and others	84	87	(3)
291	298	292	2	Natural gas	295	275	7
2,344	2,498	2,283	7	Total domestic market	2,422	2,236	8
646	700	777	8	Exports	673	763	(12)
536	506	638	(6)	International sales [16]	521	599	(13)
1,182	1,206	1,415	2	Total international market	1,194	1,362	(12)
3,526	3,704	3,698	5	Total	3,616	3,598	1

Domestic sales volume increased by 8% over 1H-2010, chiefly due to sales of the following products:

• Diesel (increase of 9%) – due to economic growth, the increase in the grain harvest and the reduced market share of the other local players;

• Gasoline (increase of 17%) – reflecting the more advantageous gasoline prices compared to those of ethanol in most states, the expansion of the flex-fuel vehicle fleet and the reduced market share of the other local players;

• Jet fuel (increase of 17%) – due to economic growth, the appreciation of the Real against the U.S. dollar, which helped increase demand for air travel, and the higher number of domestic and international flights;

• Natural gas (increase of 7%) – accompanying industrial growth and higher demand for power generation;

• Fuel oil (reduction of 19%) – reflecting the substitution of part of natural gas consumption, both in the thermal and industrial segments.

Exports declined by 12% over 1H-2010, due to the need to replenish Brazil’s oil inventories in 2011 and higher oil exports in 2010, due to the product’s greater availability as a result of the scheduled stoppages.

Corporate Overhead (US$ million) (*)
2nd quarter				First half
			2Q11 X			2011 X
1Q-2011	2011	2010	1Q11	2011	2010	2010
			(%)			(%)
798	901	725	13	1,698	1,376	23

(2Q-2011 x 1Q-2011): Excluding the appreciation of the Real, corporate overhead increased by 9% over the previous quarter, due to higher data-processing and sponsorship expenses.	(1H-2011 x 1H-2010): Excluding the appreciation of the Real, corporate overhead moved up by 14% in 1H-2011 due to higher personnel and data-processing expenses.

(*) Unaudited by Independent Auditors.
16 Altered in accordance with the revision of PESA’s volumes.

Consolidated Investments

R$ million
	First half
	2011	%	2010	%	Δ%
• Own Investments	31,589	99	36,277	95	(13)
Exploration & Production	14,696	46	15,745	41	(7)
Refining, Transportation & Marketing	12,080	38	13,781	36	(12)
Gas & Power	1,720	5	2,416	6	(29)
International (I)	1,877	6	2,530	7	(26)
Distribution	430	1	257	1	67
Biofuels	236	1	851	2	(72)
Corporate	550	2	697	2	(21)
• Special purpose companies (SPCs) (II)	415	1	1,824	5	(77)
Total investments	32,004	100	38,101	100	(16)

(I) International	1,877	100	2,530	100	(26)
Exploration & Production	1,606	87	2,320	92	(31)
Refining, Transportation & Marketing	192	10	126	5	52
Gas & Power	44	2	44	2
Distribution	26	1	28	1	(7)
Other	9		12		(25)

(II) Projects developed by SPCs	415	100	1,824	100	(77)
Exploration & Production	99	24	243	13	(59)
Refining, Transportation & Marketing	175	42	237	13	(26)
Gas & Power	105	25	1,344	74	(92)
Distribution	36	9

In line with its strategic objectives, Petrobras operates associated with other companies, in Brazil and abroad, as a concessionaire of oil and gas exploration, development and oil and natural gas production rights. Currently the Company is a member of 100 consortiums in Brazil, of which it operates 67, and 148 partnerships abroad, of which it operates 75.

Consolidated Debt

	R$ million
	06.30.2011	12.31.2010	Δ%
Short-term debt [17]	16,737	15,668	7
Long-term debt [18]	111,561	102,247	9
Total	128,298	117,915	9
Cash and cash equivalents	34,673	30,323	14
Treasury Bills (maturity of more than 90 days)	24,788	25,525	(3)
Adjusted cash equivalents	59,461	55,848	6
Net debt [19]	68,837	62,067	11
Net debt/(net debt + shareholder's equity) (*)	17%	17%
Total net liabilities [20]	495,123	464,122	7
Capital structure (*)
(net third parties capital / total net liabilities)	34%	33%	1
Net debt/EBITDA ratio	1.07	1.03	4

	US$ million
	06.30.2011	12.31.2010	Δ%
Short-term debt	10,721	9,403	14
Long-term debt	71,463	61,365	16
Total	82,184	70,769	16
Net debt	44,095	37,250	18

The net debt of the Petrobras System increased by 11% over December 31, 2010, due to the raising of long-term funding abroad through bond issues (Global Notes), partially offset by higher cash and cash equivalents. (*)17181920

(*) Unaudited by Independent Auditors.
17 Includes financial leasings (R$114 million on June 30, 2011 and R$176 million on December 31, 2010).
18Includes financial leasings (R$181 million on June 30, 2011 and R$196 million on December 31, 2010).
19 Total debt less cash and cash equivalents.
20 Total liabilities net of cash and financial investments.

Income Statement – Consolidated

R$ million
	2nd quarter			First half
1Q-2011	2011	2010		2011	2010

54,800	61,469	53,631	Revenue from sales	116,269	104,043
(34,596)	(41,226)	(34,244)	Cost of products sold	(75,822)	(65,346)
20,204	20,243	19,387	Gross profit	40,447	38,697
			Expenses
(2,116)	(2,182)	(2,276)	Selling	(4,298)	(4,348)
(2,010)	(2,164)	(1,897)	General and administrative	(4,174)	(3,726)
(942)	(1,199)	(626)	Exploratory cost	(2,141)	(1,629)
(492)	(526)	(415)	Research & development	(1,019)	(806)
(251)	(115)	(225)	Taxes	(366)	(378)
(1,857)	(2,010)	(1,645)	Other	(3,865)	(3,890)
(7,668)	(8,196)	(7,084)		(15,863)	(14,777)
12,536	12,047	12,303	Income before financial results and taxes	24,584	23,920
2,022	2,895	(630)	Net financial result	4,918	(1,331)
277	166	(231)	Equity results of non-consolidated companies	442	(410)
14,835	15,108	11,442	Income before taxes	29,944	22,179
(3,641)	(3,698)	(3,105)	Income tax and social contribution	(7,339)	(6,045)
11,194	11,410	8,337	Net income	22,605	16,134
(209)	(468)	(42)	Minority interest	(677)	(113)
10,985	10,942	8,295	Net income attributable to Petrobras shareholders	21,928	16,021

Balance Sheet – Consolidated

ASSETS	R$ million

	06.30.2011	12.31.2010

Current Assets	119,494	106,685
Cash and cash equivalents	34,673	30,323
Marketable securities	24,969	26,017
Accounts receivable	18,763	17,334
Inventories	25,751	19,816
Taxes recoverable	11,323	8,935
Other	4,015	4,260

Non Current Assets	435,090	413,285
Long-term assets	38,249	38,470
Accounts receivable	4,730	4,956
Marketable securities	5,199	5,208
Judicial deposits	2,810	2,807
Deferred taxes and social contribution	16,913	17,211
Advances to suppliers	4,691	4,976
Other	3,906	3,312
Investments	9,237	8,879
Properties, plant and equipments	304,925	282,838
Intangible assets	82,679	83,098
Total assets	554,584	519,970

LIABILITIES	R$ million

	06.30.2011	12.31.2010

Current Liabilities	60,821	56,835
Short-term debt	16,737	15,668
Suppliers	18,616	17,044
Taxes and social contribution	11,547	10,250
Dividends	2,609	3,595
Payroll and related charges	2,942	2,606
Pension and health plan obligation	1,283	1,303
Other	7,087	6,369
Non Current Liabilities	167,420	152,912
Long-term Debt	111,561	102,247
Deferred taxes and social contribution	30,847	26,161
Pension and health plan	16,098	15,278
Provision for well abandonment	6,424	6,505
Provision for lawsuits	1,251	1,372
Other	1,239	1,349
Shareholders’ Equity	326,343	310,223
Capital stock	205,380	205,357
Reserves/Income for the period	117,332	101,408
Non-controlling Interest	3,631	3,458
Total Liabilities and Shareholders' Equity	554,584	519,970

Statement of Cash Flow – Consolidated

R$ million
	2nd quarter			First half
1Q-2011	2011	2010		2011	2010
10,985	10,942	8,295	Net Income Attributable to Petrobras Shareholders	21,928	16,021
1,939	3,306	4,964	(+) Adjustments	5,244	6,914
3,558	4,087	3,624	Depreciation and amortization	7,645	6,889
(771)	(1,225)	1,265	Financial expenses, monetary and exchange variations	(1,996)	2,381
209	468	42	Minority interest	677	112
(277)	(166)	230	Equity results of non-consolidated companies	(443)	410
2,373	1,751	1,541	Deferred income tax and contribution	4,124	1,095
538	708	274	Write-off of dry wells	1,246	906
163	205	204	Impairment losses	368	514
(4,266)	(2,213)	191	Inventory variation	(6,479)	(372)
(877)	(1,109)	11	Accounts receivable variation	(1,986)	(2,050)
2,157	(101)	69	Supplier variation	2,055	(768)
480	329	243	Pension and health plan obligation variation	809	844
(237)	(258)	(2,097)	Tax variation	(495)	(3,174)
(1,111)	830	(633)	Other adjustments	(281)	127
12,924	14,248	13,259	(=) Cash Generated by Operating Activities	27,172	22,935
(9,395)	(19,090)	(19,638)	(-) Cash Used in Investment Activities	(28,485)	(35,651)
(15,329)	(15,313)	(19,664)	Investiments in business areas	(30,642)	(35,686)
5,934	(3,777)	26	Marketable Securities	2,157	35
3,529	(4,842)	(6,379)	(=) Net Cash Flow	(1,313)	(12,716)
9,704	(3,128)	3,581	(-) Cash Used in Financing Activities	6,576	7,770
15,355	6,766	11,664	Cash capitalization	22,121	21,788
(2,172)	(4,439)	(3,434)	Amortization of principal	(6,611)	(7,711)
(1,641)	(1,421)	(938)	Amortization of interest	(3,062)	(2,572)
(1,838)	(4,034)	(3,711)	Dividends	(5,872)	(3,735)
(211)	(702)	57	(+) FX effect on cash and cash equivalents	(913)	122
13,022	(8,672)	(2,741)	(=) Cash and cash equivalents generated in the period	4,350	(4,824)
30,323	43,345	26,951	Cash and cash equivalents at beginning of period	30,323	29,034
43,345	34,673	24,210	Cash and cash equivalents at end of period	34,673	24,210

Statement of Added Value – Consolidated

	R$ million
	First half
	2011	2010
Revenue
Sales of products and services [21]	148,474	132,081
Asset construction	30,238	32,407
	178,712	164,488
Input acquisitions from third parties
Raw materials used	(22,553)	(19,876)
Products for resale	(19,455)	(19,723)
Energy, third parties services & other	(33,185)	(34,350)
Tax credits on inputs acquired from third parties	(8,677)	(9,536)
Impairment losses	(369)	(514)
	(84,239)	(83,999)
Gross added value	94,473	80,489

Retentions
Depreciation and amortization	(7,645)	(6,889)
Net added value produced by the Company	86,828	73,600

Added value received
Equity results of non-consolidated companies	443	(410)
Financial revenue - including monetary and exchange variation	3,622	1,682
Rent, royalties and other	511	597
	4,576	1,869
Added value to distribute	91,404	75,469

Distribution of added value

Personnel and administrative
Direct compensation
Salaries	7,034	6,182
Benefits
Advantages	393	353
Health and pension plan	1,827	1,500
FGTS	402	355
	9,656	8,390
Taxes
Federal	32,289	26,561
State	17,190	13,401
Municipal	109	103
Foreign states	2,639	2,570
	52,227	42,635
Financial institutions and suppliers
Exchange variation, monetary and financial charge	2,079	5,012
Rent and freight expenses	4,837	3,298
	6,916	8,310
Shareholders
Interest on equity	5,218	3,510
Minority interest	677	112
Retained earnings	16,710	12,512
	22,605	16,134
Added value distributed	91,404	75,469

21 Net of provisions for doubtful debt.

Consolidated Income Statement by Business Area - First half/2011 22

	R$ MILLION
			GAS
	E&P	RT&M	&	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			POWER

Revenue from sales	59,128	94,917	7,969	337	34,896	14,011		(94,989)	116,269
Intersegment	58,873	30,639	1,139	251	644	3,443		(94,989)
Third parties	255	64,278	6,830	86	34,252	10,568			116,269
Cost of goods sold	(25,249)	(95,761)	(4,822)	(381)	(32,089)	(10,845)		93,325	(75,822)
Gross profit	33,879	(844)	3,147	(44)	2,807	3,166		(1,664)	40,447
Expenses	(3,720)	(3,268)	(1,271)	(96)	(1,912)	(1,614)	(4,116)	134	(15,863)
Selling, General & administrative	(402)	(2,535)	(957)	(62)	(1,865)	(816)	(1,919)	84	(8,472)
Exploratory costs	(1,894)					(247)			(2,141)
Research & development	(547)	(180)	(52)	(7)	(4)		(229)		(1,019)
Taxes	(34)	(41)	(37)	(1)	(24)	(91)	(138)		(366)
Other	(843)	(512)	(225)	(26)	(19)	(460)	(1,830)	50	(3,865)
Income before financial result, profit sharing and taxes	30,159	(4,112)	1,876	(140)	895	1,552	(4,116)	(1,530)	24,584
Net financial result							4,918		4,918
Equity results of non-consolidated companies		328	31	43	(1)	39	2		442
Income before profit sharing and taxes	30,159	(3,784)	1,907	(97)	894	1,591	804	(1,530)	29,944
Income tax and social contribution	(10,254)	1,398	(638)	47	(304)	(112)	2,003	521	(7,339)
Net income	19,905	(2,386)	1,269	(50)	590	1,479	2,807	(1,009)	22,605
Minority interest	15	11	(7)			(21)	(675)		(677)
Net income attributable to Petrobras shareholders	19,920	(2,375)	1,262	(50)	590	1,458	2,132	(1,009)	21,928

Consolidated Income Statement by Business Area - First half/2010 22

	R$ MILLION
			GAS
	E&P	RT&M	&	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			POWER

Revenue from sales	46,900	85,525	6,485	243	30,976	12,150		(78,236)	104,043
Intersegment	46,646	27,386	819	230	655	2,500		(78,236)
Third parties	254	58,139	5,666	13	30,321	9,650			104,043
Cost of goods sold	(21,256)	(80,247)	(4,030)	(239)	(28,257)	(9,390)		78,073	(65,346)
Gross profit	25,644	5,278	2,455	4	2,719	2,760		(163)	38,697
Expenses	(3,012)	(3,164)	(1,375)	(56)	(1,763)	(1,463)	(4,069)	125	(14,777)
Selling, general & administrative	(359)	(2,661)	(921)	(31)	(1,656)	(809)	(1,760)	123	(8,074)
Exploratory costs	(1,403)					(226)			(1,629)
Research & development	(414)	(138)	(56)		(4)	(1)	(193)		(806)
Taxes	(112)	(49)	(24)	(1)	(14)	(75)	(103)		(378)
Other	(724)	(316)	(374)	(24)	(89)	(352)	(2,013)	2	(3,890)
Income before financial result, profit sharing and taxes	22,632	2,114	1,080	(52)	956	1,297	(4,069)	(38)	23,920
Net financial result							(1,331)		(1,331)
Equity results of non-consolidated companies		(343)	(12)	(6)	(1)	(12)	(36)		(410)
Income before profit sharing and taxes	22,632	1,771	1,068	(58)	955	1,285	(5,436)	(38)	22,179
Income tax and social contribution	(7,695)	(719)	(367)	18	(325)	(213)	3,268	(12)	(6,045)
Net income	14,937	1,052	701	(40)	630	1,072	(2,168)	(50)	16,134
Minority interest	24	(44)	(29)			(92)	28		(113)
Net income attributable to Petrobras' shareholders	14,961	1,008	672	(40)	630	980	(2,140)	(50)	16,021

22 As of 2011 Biofuel results are presented separately. This information was previously included in the corporate group.For comparative purposes, the information from the previous period was reclassified.

Consolidated EBITDA Statement by Business Area - First half/2011 23

	R$ MILLION
			GAS
	E&P	RT&M	&	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			POWER

Income before financial result and taxes	30,159	(4,112)	1,876	(140)	895	1,552	(4,116)	(1,530)	24,584
Depreciation / amortization	4,520	1,156	697	27	182	787	276	-	7,645
Impairment	-	-	-	-	-	4	-	-	4
EBITDA	34,679	(2,956)	2,573	(113)	1,077	2,343	(3,840)	(1,530)	32,233

Statement of Other Operating Income (Expenses) - First half/2011 23

	R$ MILLION
			GAS
	E&P	RT&M	&	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			POWER

Pension and health plan	-	-	-	-	-	-	(782)	-	(782)
Unprogrammed stoppages and pre-operational expenses	(364)	(39)	(68)	-	-	(192)	-	-	(663)
Institutional relations and cultural projects	(28)	(23)	(4)	-	(37)	(2)	(473)	-	(567)
Expenses with health, safety and the environment	(39)	(56)	(4)	-	-	(66)	(147)	-	(312)
Adjustment of inventories to market value	7	(135)	-	(19)	-	(112)	-	-	(259)
Results with sales and write-off of assets	(38)	(10)	(48)			(82)	(61)		(239)
Losses and contingencies related to law suits	(30)	(26)	(8)	-	(29)	(15)	(66)	-	(174)
Expenses/repayment in E&P partnership operations	(133)								(133)
Operational expenses with thermoelectric plants	-	-	(97)	-	-	-	-	-	(97)
Impairment losses	-	-	-	-	-	(4)	-	-	(4)
Government incentives, donations and subsidies	67	90	57	-	-	-	-	-	214
Other (such as: penalties and contractual charges, rent revenue/leases etc)	(285)	(313)	(53)	(7)	47	13	(301)	50	(849)
	(843)	(512)	(225)	(26)	(19)	(460)	(1,830)	50	(3,865)

Statement of Other Operating Income (Expenses) - First half/2010 23

	R$ MILLION
			GAS
	E&P	RT&M	&	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			POWER

Pension and health plan	-	-	-	-	-	-	(788)	-	(788)
Unprogrammed stoppages and pre-operational expenses	(207)	(13)	(56)	-	-	-	-	-	(276)
Institutional relations and cultural projects	(31)	(19)	(10)	-	(26)	(2)	(433)	-	(521)
Expenses with health, safety and the environment	(38)	(33)	(2)	-	-	-	(182)	-	(255)
Adjustment of inventories to market value	-	(38)	-	(2)	-	(281)	-	-	(321)
Results with sales and write-off of assets	(2)	(5)	(2)				(1)		(10)
Losses and contingencies related to law suits	(489)	(146)	(9)	-	(160)	(11)	(548)	-	(1,363)
Expenses/repayment in E&P partnership operations	86								86
Operational expenses with thermoelectric plants	-	-	(243)	-	-	-	-	-	(243)
Impairment losses	-	-	(80)	-	-	(114)	-	-	(194)
Government incentives, donations and subsidies	75	216	7	-	-	-	-	-	298
Other (such as: penalties and contractual charges, rent revenue/leases etc)	(118)	(278)	21	(22)	97	56	(61)	2	(303)
	(724)	(316)	(374)	(24)	(89)	(352)	(2,013)	2	(3,890)

23 As of 2011 Biofuel results are presented separately. This information was previously included in the corporate group.For comparative purposes, the information from the previous period was reclassified.

Consolidated Assets by Business Area - 06.30.2011 24

	R$ MILLION
			GAS
	E&P	RT&M	&	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			POWER
Assets	240,003	138,757	50,880	2,377	13,354	29,117	92,217	(12,121)	554,584
Current assets	9,623	36,776	3,978	313	7,218	5,620	67,568	(11,602)	119,494
Non-current assets	230,380	101,981	46,902	2,064	6,136	23,497	24,649	(519)	435,090
Long-term assets	6,363	6,555	3,195	128	1,145	4,214	17,168	(519)	38,249
Investments	2	6,493	260	1,089	21	1,225	147	-	9,237
Property, plant and equipment	147,477	88,620	42,297	827	4,288	15,001	6,415	-	304,925
Intangible assets	76,538	313	1,150	20	682	3,057	919	-	82,679

Consolidated Assets by Business Area - 12.31.2010 24

	R$ MILLION
			GAS
	E&P	RT&M	&	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			POWER

Assets	227,601	117,625	50,175	2,058	12,280	29,869	90,393	(10,031)	519,970

Current assets	6,133	28,853	4,523	283	6,580	5,750	64,558	(9,995)	106,685
Non-current assets	221,468	88,772	45,652	1,775	5,700	24,119	25,835	(36)	413,285
Long-term assets	6,268	6,024	2,829	147	951	4,054	18,233	(36)	38,470
Investments	-	6,276	295	802	16	1,340	150	-	8,879
Property, plant and equipment	138,519	76,186	41,262	788	4,050	15,559	6,474	-	282,838
Intangible assets	76,681	286	1,266	38	683	3,166	978	-	83,098

24 As of 2011 Biofuel results are presented separately. This information was previously included in the corporate group.For comparative purposes, the information from the previous period was reclassified.

Consolidated Income Statement by International Business Area

	R$ MILLION INTERNATIONAL

			GAS
	E&P	RT&M	&	DISTRIB.	CORP.	ELIMIN.	TOTAL
			POWER

Income Statement- 1st half-2011

Revenue from sales	3,891	7,007	988	3,993	-	(1,868)	14,011
Intersegment	3,139	1,993	162	28	-	(1,879)	3,443
Third parties	752	5,014	826	3,965	-	11	10,568

Earnings before financial result, profit sharing and taxes	1,555	161	137	35	(351)	15	1,552

Net income attributable to Petrobras shareholders	1,462	168	109	36	(332)	15	1,458

	R$ MILLION INTERNATIONAL

			GAS
	E&P	RT&M	&	DISTRIB.	CORP.	ELIMIN.	TOTAL
			POWER

Income Statement- 1st half-2010

Revenue from sales	3,255	6,462	1,078	3,460	-	(2,105)	12,150
Intersegment	2,641	1,786	172	32	-	(2,131)	2,500
Third parties	614	4,676	906	3,428	-	26	9,650

Earnings before financial result, profit sharing and taxes	1,334	(43)	184	58	(221)	(15)	1,297

Net income attributable to Petrobras shareholders	1,123	(35)	111	53	(257)	(15)	980

Consolidated Income Statement by International Business Area

	R$ MILLION INTERNATIONAL

			GAS
	E&P	RT&M	&	DISTRIB.	CORP.	ELIMIN.	TOTAL
			POWER

Assets in 06.30.2011	20,324	5,443	2,979	1,554	2,489	(3,672)	29,117

Assets in 12.31.2010	20,715	5,433	3,213	1,645	2,801	(3,938)	29,869

Income Statement – Parent Company

R$ million
	2nd quarter			First half

1Q-2011	2011	2010		2011	2010

40,097	45,921	38,914	Revenue from sales	86,018	75,866
(24,703)	(29,964)	(23,925)	Cost of products sold	(54,667)	(45,267)
15,394	15,957	14,989	Gross profit	31,351	30,599
			Expenses
(2,251)	(2,319)	(2,148)	Sales	(4,571)	(3,898)
(1,324)	(1,483)	(1,280)	General and administrative	(2,807)	(2,505)
(859)	(1,035)	(527)	Exploratory costs	(1,894)	(1,403)
(483)	(497)	(384)	Research & development	(980)	(764)
(126)	(39)	(75)	Taxes	(166)	(156)
(1,672)	(1,851)	(1,222)	Other	(3,522)	(3,432)
(6,715)	(7,224)	(5,636)		(13,940)	(12,158)
8,679	8,733	9,353	Earnings before financial result, profit sharing and taxes	17,411	18,441
1,789	1,807	(51)	Net financial result	3,596	64
3,076	2,895	1,408	Equity income	5,972	2,401
13,544	13,435	10,710	Income before taxes	26,979	20,906
(2,699)	(2,525)	(2,473)	Income tax and social contribution	(5,224)	(4,978)
10,845	10,910	8,237	Net income attributable to Petrobras shareholders	21,755	15,928

Balance Sheet – Parent Company

ASSETS	R$ million
	06.30.2011	12.31.2010
Current assets	101,794	95,258
Cash and cash equivalents	23,917	19,995
Marketable securities	28,216	33,731
Accounts receivable	17,627	16,178
Inventories	19,612	15,199
Taxes recoverable	8,067	5,911
Other	4,355	4,244
Non-current assets	374,262	371,397
Long-term assets	31,314	52,384
Accounts receivable	9,301	29,760
Petroleum & Ethanol account	826	822
Marketable securities	4,706	4,749
Judicial deposits	2,418	2,426
Deferred taxes and social contribution	10,890	11,790
Advances to suppliers	928	964
Other	2,245	1,873
Investments	53,802	50,955
Property, plant and equipment	211,121	189,775
Intangible assets	77,851	78,042
Deferred assets	174	241
Total Assets	476,056	466,655

LIABILITIES	R$ million
	06.30.2011	12.31.2010
Current Liabilities	53,180	62,441
Financing	2,352	1,506
Financial leasing	1,874	3,149
Taxes and social contribution	9,707	7,837
Suppliers	9,515	9,567
Dividends / Interest on equity	2,609	3,595
Payroll and related charges	2,497	2,174
Provision for profit sharing	941	1,428
Pension and health plan	1,213	1,209
Subsidiárias, controladas e coligadas	19,751	30,113
Other	2,721	1,863
Non-current Liabilities	99,776	96,897
Financing	36,035	36,430
Financial leasing	14,367	14,976
Deferred taxes and social contribution	25,840	21,808
Pension and health plan	14,889	14,162
Provision for lawsuits	308	425
Provision for well abandonment	6,035	6,072
Subsidiaries and controlled companies	490	404
Other	1,812	2,620
Shareholders' Equity	323,100	307,317
Paid-up capital	205,380	205,357
Reserves/Income for the period	95,965	101,960
Net income	21,755	-
Total Liabilities	476,056	466,655

1. Analysis of Consolidated Gross Profit (2Q-2011 x 1Q-2011)

		R$ million
		Change 2Q-2011 X 1Q-2011
	Gross Profit Analysis - Main Items	Net Revenue	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	2,591	(1,537)	1,054
	- domestic prices	885		885
. International Market:	- export volumes	920	(342)	578
	- export price	1,378		1,378
	. (Increase) decrease in expenses: (i)		(3,774)	(3,774)
	. Increase (decrease) in profitability of Distribution segment	1,509	(1,638)	(129)
	. Increase (decrease) in profitability of trading operations	104	(161)	(57)
	. Increase (decrease) in international sales	453	(544)	(91)
	. FX effect on overseas subsidiaries	(526)	435	(91)
. Other		(645)	931	286
		6,669	(6,630)	39

	(i) Breakdown of Variation in Expenses:	Value
	- imports of crude oil, oil products and gas	(3,528)
	- domestic government take	(197)
	- materials, services, rent and depreciation	(158)
	- salaries, benefits and charges	(75)
	- transportation: maritime and pipelines [25]	(60)
	- outsourced services	(8)
	- energy generation and purchase of energy for resale	(6)
	- purchase of nitrogen compounds	11
	- purchase of renewable resources	62
	- oil products (domestic purchases)	185
		(3,774)

Due to the average inventory period of 60 days, international oil and oil product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period. The chart below shows the estimated impact on COGS:

	1Q-2011	2Q-2011	Δ (*)
Effect of the weighted average cost (R$ million)	1,757	746	(1,011)
( ) sales cost increase

(*) COGS in 2Q-2011 was less favored by the average cost effect than in 1Q-2011, partially offsetting the substantial increase in international prices in 1Q-2011.

25 Expenses with cabotage, terminals and pipelines.

2. Analysis of Consolidated Gross Profit (1H-2011 x 1H-2010)

			R$ million
		Change 1st half-2011 x 1st half-2010

	Gross Profit Analysis - Main Items	Net Revenue	Cost of Goods Sold	Gross

. Domestic Market:	- volumes sold	2,920	(443)	2,477
	- domestic prices	2,252	-	2,252
. International Market:	- export volumes	(2,621)	1,376	(1,245)
	- export price	4,090	-	4,090
	. (Increase) decrease in expenses: (i)	-	(6,702)	(6,702)
	. Increase (decrease) in profitability of Distribution segment	4,092	(4,004)	88
	. Increase (decrease) in profitability of trading operations	653	(180)	473
	. Increase (decrease) in international sales	2,575	(1,916)	659
	. FX effect on overseas subsidiaries	(1,812)	1,546	(266)
. Other		77	(153)	(76)
		12,226	(10,476)	1,750

	(i) Breakdown of Variation in Expenses:	Value
	- imports of crude oil, oil products and gas	(3,627)
	- domestic government take	(1,575)
	- materials, services, rent and depreciation	(576)
	- transportation: maritime and pipelines [26]	(440)
	- outsourced services	(356)
	- salaries, benefits and charges	(142)
	- energy generation and purchase of energy for resale	(54)
	- oil products (domestic purchases)	(13)
	- purchase of nitrogen compounds	81
	- purchase of renewable resources	(6,702)

26 Expenses with cabotage, terminals and pipelines.

3. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$39,137 million.

R$ million
	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)		2011	2010	2011 X 2010 (%)
				Economic Contribution - Country
8,414	8,800	7,291	5	Value Added Tax on Sales and Services (ICMS)	17,214	13,408	28
1,988	2,055	1,601	3	CIDE [27]	4,043	3,120	30
3,475	3,617	3,254	4	PASEP/COFINS	7,092	6,447	10
3,456	3,760	2,993	9	Income Tax and Social Contribution	7,216	5,743	26
728	519	730	(29)	Other	1,247	1,351	(8)
18,061	18,751	15,869	4	Subtotal Country	36,812	30,069	22
1,268	1,056	1,108	(17)	Economic Contribution - Foreign	2,325	2,324	-
19,329	19,807	16,977	2	Total	39,137	32,393	21

4. Government Take

R$ million
	2nd quarter				First half
1Q-2011	2011	2010	2Q11 X 1Q11 (%)		2011	2010	2011 X 2010 (%)
				Country
2,885	3,123	2,396	8	Royalties	6,008	4,729	27
3,201	3,511	2,598	10	Special Participation	6,712	5,208	29
22	34	29	55	Surface Rental Fees	56	61	(8)
6,108	6,668	5,023	9	Subtotal Country	12,776	9,998	28
149	164	121	10	Foreign	314	246	28
6,257	6,832	5,144	9	Total	13,090	10,244	28

The government take in the country in 2Q-2011 increased by 9% over 1Q-2011, due to the 8% upturn in the reference price for local oil, which averaged R$165.55 (US$103.82) in 2Q-2011, versus R$153.11 (US$91.90) in 1Q-2011, reflecting international oil prices.

The government take in the country in 1H-2011 increased by 28% over 1H-2010, due to the 29% upturn in the reference price for local oil, which averaged R$159.33 (US$97.86) in 1H-2011, versus R$123.66 (US$68.88) in 1H-2010, reflecting international oil prices.

27 CIDE – Economic Domain Contribution Charge.

5. Indebtedness

6. Foreign Exchange Exposure

ASSETS	R$ million
	06.30.2011	12.31.2010

Current assets	10,320	13,065
Cash and cash equivalents	7,749	10,818
Other current assets	2,571	2,247

Non-current assets	4,823	18,755
Amounts invested abroad by partner companies in the international segment, in E&P equipment to be used in Brazil and in commercial activities	3,469	17,351
Other long-term assets	1,354	1,404

Total Assets	15,143	31,820

LIABILITIES	R$ million
	06.30.2011	12.31.2010

Current Liabilities	(10,998)	(11,562)
Financing	(7,660)	(7,953)
Suppliers	(2,957)	(3,286)
Other current liabilities	(381)	(323)

Non-current Liabilities	(22,640)	(26,248)
Financing	(22,640)	(26,208)
Other long-term liabilities		(40)

Total Liabilities	(33,638)	(37,810)

Net Assets (Liabilities) in Reais	(18,495)	(5,990)

(-) FINAME Loans - in reais indexed to dollar	(20)	(103)
(-) BNDES Loans - in reais indexed to dollar	(22,345)	(23,906)

Net Assets (Liabilities) in Reais	(40,860)	(29,999)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.